

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2023

Anthony Petrello
Chief Executive Officer
Nabors Energy Transition Corp. II
515 West Greens Road, Suite 1200
Houston, TX 77067

> **Re: Nabors Energy Transition Corp. II**
> **Draft Registration Statement on Form S-1**
> **Submitted May 19, 2023**
> **CIK No.: 0001975218**

Dear Anthony Petrello:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1.  We refer to your discussion on page 62 that you may be a "controlled company" within the meaning of NASDAQ's rules. Please add a discussion here to disclose this information and its significance for investors.

Summary
Nabors Industries Ltd. and Our Sponsor, page 3

2.  Please revise the first paragraph to disclose the ownership of Greens Road Energy II LLC. Please also revise the first full paragraph on page 5 to provide investors with additional context about the proposed transaction between NETC I and Vast Solar, such as the

expected percentage ownership of NETC I following the business combination.

3.      Please revise to add a separate subsection highlighting potential conflicts, such as the various potential conflicts of interest that may arise, including that founder shares and warrants will be worthless if you do not complete a business combination, as well as the different terms of their securities, such as the fact that your initial shareholders will receive additional ordinary shares if you issue shares to consummate an initial business combination, as you further discuss on page 52.

Corporate Information, page 12

4.      Please revise the graphic on page 13 to show percentage ownership, either within the graphic or through the use of footnote disclosures.

Manner of conducting redemptions, page 29

5.      We note your statement that your public shareholders will have the opportunity to redeem their shares upon the completion of your business combination. Please revise to clarify whether they will have this opportunity regardless of whether they abstain, vote for, or against, the proposed transaction, or whether they must vote against it.

The voting structure of our ordinary shares. . ., page 66

6.      Please revise to expand this risk factor, including in the header, or add a separate risk factor, to discuss the anti-takeover effects that the high vote shares may have.

We may, without prior notice or shareholder approval, change our jurisdiction of incorporation. . ., page 73

7.      We refer to your statement that you may change your jurisdiction of incorporation without prior notice or shareholder approval. Please revise to disclose the situations where any such change in jurisdiction would be registered under the Securities Act of 1933. In this regard, we note that Rule 145(a) provides an exception only for transactions where the sole purpose is to change an issuer's domicile solely within the United States.

Management, page 135

8.      Please ensure that you provide all of the disclosure required by Item 401 of Regulation S-K.  For example, please ensure that the disclosure regarding Mr. Sierra's experience covers the entire prior five years.

You may contact Frank Knapp at 202-551-3805 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters.  Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Scott D. Rubinsky, Esq.